Ex. 28(h)(12)

STATE STREET INSTITUTIONAL INVESTMENT TRUST

PLAN OF LIQUIDATION AND TERMINATION OF SERIES

This Plan of Liquidation and Termination of Series (the “Plan”) is made by State Street Institutional Investment Trust (the “Trust”), a Massachusetts business trust, with respect to State Street Clarion Global Infrastructure & MLP Fund (the “Series”), a separate series of shares of beneficial interest, and a segregated portfolio of assets, of the Trust. The Series is a series of the Trust, which is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and termination of the Series in conformity with all provisions of Massachusetts law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s Amended and Restated Agreement and Declaration of Trust dated April 14, 2014 (the “Declaration of Trust”).

WHEREAS, under the terms of the Declaration of Trust, the Trust’s Board of Trustees (the “Trustees”) may, by written notice to the Shareholders of such Series terminate any Series at any time; and

WHEREAS, by written consent in lieu of a meeting of the Trustees dated as of October 7, 2016, a majority of the Trustees then in office approved this Plan as the method of liquidating and terminating the Series in accordance with applicable provisions of Massachusetts law and the Trust’s Declaration of Trust, including but not limited to Article IV, Section 3 and Article IX, Section 4 of the Declaration of Trust.

NOW, THEREFORE, the liquidation and termination of the Series shall be carried out in the manner hereinafter set forth.

1.	Effective Date of Plan. This Plan shall become effective with respect to the Series on or about December 14, 2016, or such other date as any officer of the Trust determines is in the best interest of the Series and its shareholders, or such later date as an officer of the Trust, on advice of counsel and with notice to Trustees shall determine is appropriate (the “Effective Date”).

2.	Liquidation. As soon as practicable following the Effective Date, the Series shall be liquidated in accordance with Section 331 of the Code (the “Liquidation”).

3.	Cessation of Business. Upon and after the Effective Date, the Series shall not engage in any business activities, except for the purposes of winding up its business and affairs, and shall distribute the Series’ assets to its shareholders in accordance with the provisions of this Plan; provided, however, that to the extent consistent with the winding up of its business the Series may continue to carry on its activities as an investment company, with regard to its existing shareholders and assets, until the Liquidation Date (as defined below) provided that the Series will continue to meet the diversification test under Section 851(b)(3) of the Code and otherwise qualify for treatment as a regulated investment company for all taxable years ending on or before the Liquidation Date.

4.	Restriction of Transfer and Redemption of Shares. The proportionate interests of shareholders in the assets of the Series shall be fixed on the basis of their respective shareholdings at the close of business on the Effective Date and no further shares of beneficial interest in the Series will be sold or issued.

5.	Conversion of Assets to Cash. All assets of the Series that have not already been converted to cash or cash equivalents shall be converted to cash or cash equivalents as soon as it is reasonable and practicable after the Effective Date, but in any event at such time or times as will permit the Series to distribute substantially all its assets to shareholders (or, as provided below, to a liquidating trust on behalf of its shareholders), within 24 months of the Effective Date (the date of such final distribution, the “Liquidation Date” and the period of time between the Effective Date and the Liquidation Date, the “Liquidation Period”).

6.	Liabilities. During the Liquidation Period, the officers of the Trust shall cause the Trust to pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Series from the assets of the Series. The Series may set aside assets in a liquidating trust, to the extent necessary, to provide for the payment of liabilities that are contingent or otherwise cannot be discharged on or before the Liquidation Date (see below).

7.

Distribution to Shareholders. During the Liquidation Period, the Series’ assets will be distributed ratably among the Series’ shareholders of record, from time to time, in one or more liquidating distributions (each, a “Liquidating Distribution”) after giving effect to any dividends declared pursuant to “Dividends,” below, in each case corresponding to the shareholder’s proportionate interest in the net assets of the Series, from time to time, taking into account any redemptions or transfers of shares by shareholders after the Effective Date. The first Liquidating Distribution is expected to consist of cash representing substantially all the assets of the Series, less the amount reserved to pay creditors of the Series. Distributions shall be made to shareholders of record as of the Effective Date in accordance with instructions from such shareholder, provided that if a shareholder has not given instructions to the Trust by the time that the proceeds are distributed, the shareholder’s liquidation proceeds shall be distributed by the mailing of a check to such shareholder. If the Trustees are unable to locate shareholders to whom distributions in cancellation and redemption of Series shares are payable, the Trustees may create, in the name and on behalf of the Trust, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining assets of the Series in such trust for the benefit of the shareholders. Additionally, if the officers of the Trust reasonably believe that a shareholder qualifies as an individual retirement account under the Code, and if such shareholder has not given instructions to the Trust by the time that the proceeds are distributed, the proceeds payable to such shareholder may be invested in a money market fund managed by SSGA Funds Management, Inc., the investment adviser of the Series (“SSGA FM”). The Series may pay any Liquidating Distribution in more than one installment if appropriate to ensure the orderly disposition of portfolio securities, and may pay one or more Liquidating Distributions by transferring, on behalf of the shareholders, assets that were not able to be converted to cash or cash equivalents to a liquidating trust. To the extent that the Series is unable to pay, discharge or otherwise provide for any liabilities of the Series during the Liquidation Period, the Series may pay a Liquidating Distribution of cash or cash equivalents to such liquidating trust in an amount that it estimates is necessary to discharge any unpaid liabilities and obligations of the Series, including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the Liquidation Date. Upon payment of a Liquidating Distribution that, when combined with prior Liquidating Distributions, if any, results in the distribution of substantially all of the assets of the Series (i.e., the Liquidation Date), all outstanding shares of the Series will be deemed cancelled.

8.	Receipt of Cash or Other Assets After the Liquidation Date. Following the Liquidation Date, but no later than 24 months after the Effective Date, provided that no liquidating trust has been established, if the Series holds cash or becomes entitled to any other assets that it had not recorded on its books on or before the Liquidation Date in excess of its unpaid liabilities and obligations, such assets shall be reduced to cash and will be disbursed in the following manner:

a.	An officer of the Trust or his or her designee (each, an Authorized Person) will identify the shareholders of record (each, an “Eligible Shareholder”) based on information received from the Series’ transfer agent as of the Effective Date or such other appropriate date as determined by an officer of the Fund and calculate the pro rata portion of such cash or other distributions (net of all expenses associated with effecting the disposition of such cash or distribution) payable to each such Eligible Shareholder (each a “Pro Rata Portion”).

b.	The Pro Rata Portions will be distributed to each Eligible Shareholder who is eligible to receive an amount greater than $100.00.

c.	After 90 days, any remaining cash not paid to Eligible Shareholders for any reason, including, without limitation, the amount otherwise payable to an Eligible Shareholder was less than $100.00 or amounts could not be distributed because the Trust was unable to locate an Eligible Shareholder after reasonable efforts, will be anonymously or in the name of the Trust donated to a charitable organization, that (i) is not affiliated with SSGA FM and/or any affiliated person of SSGA FM, (ii) is selected by a majority of Trustees who are not “interested persons” of the Trust within the meaning of the Investment Company Act and (iii) qualifies for tax-exempt status under Section 501(c)(3) of the Code.

9.	Dividends. As part of the Plan, with the intention to eliminate all liability of the Series for corporate-level U.S. federal income and excise tax imposed pursuant to the Code, the Series shall declare and pay one or more dividends in such amount or amounts as the Treasurer of the Trust may deem necessary or appropriate, taking into account all Series distributions previously declared and/or paid during the taxable year that qualify for the dividends paid deduction under Section 561 of the Code, to distribute: (a) all of the Series’ investment company taxable income and net tax-exempt income (in each case computed without regard to the dividends paid deduction) and all of its net capital gain (as defined by the Code) for each of: (i) the taxable year of the Series through and including the Liquidation Date, and (ii) any prior taxable year in respect of which, at the time of declaration and payment, the Series was eligible to declare and pay a spillback dividend under Section 855(a) of the Code; and (b) any additional amounts necessary to avoid any excise tax described in Section 4982 of the Code, to be payable so as to be received on or before the Liquidation Date, to the shareholders of record of the Series as of such date(s) as the Treasurer of the Trust shall determine. For purposes of the foregoing, the total and per-share amounts of such dividends shall be determined by the Treasurer of the Trust and such determinations shall be binding and conclusive for all purposes.

10.	Powers of Trustees. The Trust’s Trustees and, subject to the direction of the Trustees, its officers shall have authority to do or authorize any or all acts as provided for in this Plan and any and all such further acts as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the termination of contracts entered into in connection with the portfolio management of the Series, the execution and filing of all certificates, documents, information returns, tax returns, forms and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws or regulations, and, acting on behalf of the shareholders, the establishment of a liquidating trust for the benefit of the shareholders, the appointment of a trustee of such liquidating trust to act on behalf of the shareholders to dispose of trust assets and distribute proceeds to the shareholders, and the transfer of Series assets to such liquidating trust as a Liquidating Distribution, and such other actions as they deem appropriate, in each case without shareholder action. The death, resignation or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan. After the completion of the distribution of the Series’ assets and the termination of the Series under the Plan, the Trustees shall be discharged of any and all further liabilities and duties with respect to the Series and its shareholders and/or its creditors, and the right, title and interest of all parties shall be canceled and discharged with respect to the Series.

11.	Expenses. Any and all legal, accounting and other expenses (but not portfolio transaction costs) incurred in connection with the liquidation and termination of the Series will be borne by SSGA FM.

12.	Amendment of Plan. The Trustees shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Series, and the distribution of the Series’ net assets to its shareholders in accordance with the laws of the Commonwealth of Massachusetts, the Investment Company Act, the Code, and the Declaration of Trust, if the Trustees determine that such action would be advisable and in the best interests of the Series and its shareholders.

13.	Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Trust’s Trustees at any time prior to the Liquidation Date if circumstances should develop that, in the opinion of the Trustees in their sole discretion, make proceeding with this Plan inadvisable for the Series.

14.	Filings. As soon as practicable after the final distribution of the Series’ assets to shareholders, the Trust shall file notice of liquidation and termination of the Series and any other documents as are necessary to effect the liquidation and termination of the Series in accordance with the requirements of the Trust’s Declaration of Trust, Massachusetts law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Series is so qualified, as well as the preparation and filing of any tax returns, including, but not limited to the Series’ final income tax returns, Forms 966, 1096 and 1099.

15.	Further Assurances. The Trust shall take such further action, prior to, at, and after the Liquidation Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

16.	Governing Law. This Plan shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts.

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